Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES
BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 1.0
[X]	Form 3 Holdings Reported
[X]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Carapella, George	2. Issuer Name and Ticker or Trading Symbol Tel-One, Inc. (TLON)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner ___ Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 3818 South Nine Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Year 12/2001
(Street) Valrico, Florida 33594		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	11/12/2001	S		5000	D	2.46	2,327,226	I	by Carapell Capital Corp.
Common Stock	10/20/2001	S		5000	D	3.05	2,327,226	I	by Carapell Captal Corp.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (3-99)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ George Carapella **Signature of Reporting Person	02/15/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2

Joint Filers

G.L.C. Cara, Inc. 3818 South Nine Drive Valrico, Florida 33594
/s/ Leonora Carapella G.L.C. Cara, Inc., by Leonora Carapella, President	02/15/2002 Date

Leonora Carapella 3818 South Nine Drive Valrico, Florida 33594
/s/ Leonora Carapella Leonora Carapella	02/15/2002 Date
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